Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Place of Incorporation
Fuqi International Holdings Co., Ltd.	British Virgin Islands

Shenzhen Fuqi Jewelry Co., Ltd.	People's Republic of China.

Fuqi Jewelry (Hong Kong) Co., Ltd.	Hong Kong